ISSUER FREE WRITING PROSPECTUS
(Supplementing Preliminary Prospectus Dated July 28, 2006)
Filed Pursuant to Rule 433
Registration No. 333-134710
August 7, 2006
GNC CORPORATION
      This Free Writing Prospectus relates only to the securities described in the preliminary prospectus dated July 28, 2006 and should be read together with the preliminary prospectus dated July 28, 2006 relating to the securities.
      On August 7, 2006, GNC Corporation filed Amendment No. 4 to its registration statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated July 28, 2006. This Free Writing Prospectus sets forth the complete revised disclosures under the following captions of the preliminary prospectus dated July 28, 2006, which were revised, among other things, to reflect our financial condition and results of operations as of June 30, 2006 and for the three and six months ended June 30, 2006:

•	Capitalization;

•	Dilution;

•	Unaudited Pro Forma Consolidated Financial Data; and

•	Selected Consolidated Financial Data.
      This Free Writing Prospectus also sets forth the following revised tables under the caption “Management—Executive Compensation” in the preliminary prospectus dated July 28, 2006, which have been revised to show stock option values based upon the assumed initial public offering price:

•	Option Grants During 2005 Fiscal Year; and

•	Aggregated GNC Option Exercises in Last Fiscal Year and Fiscal Year-End GNC Option Values.
      The terms “GNC,” the “Company,” “we,” “us,” and “our” are used in this Free Writing Prospectus in the same manner as in the preliminary prospectus dated July 28, 2006.
* * *
STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
      GNC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GNC has filed with the SEC for more complete information about GNC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, GNC, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: (1) Merrill Lynch & Co., toll-free 1-866-500-5408; (2) Lehman Brothers Inc., toll-free 1-888-603-5847; or (3) UBS Investment Bank, toll-free 1-888-722-9555.

CAPITALIZATION
      The following table sets forth our capitalization as of June 30, 2006 on:

•	an actual basis; and

•	an as adjusted basis, giving effect to (1) the completion of this offering, including the application of the estimated net proceeds from this offering described under “Use of Proceeds” in the preliminary prospectus and (2) the payment after the offering and the redemption of our Series A preferred stock to our common stockholders of record before the offering of a dividend totaling $25.0 million, and a $2.4 million payment to our employee and non-employee option holders.
      The table below should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” “Description of Certain Debt,” and our consolidated financial statements and their notes included in the preliminary prospectus and “Selected Consolidated Financial Data” in this Free Writing Prospectus.

	As of June 30, 2006

	Actual	As Adjusted

	(Unaudited)
	(In millions,
	except share data)
Cash and cash equivalents(1)	$57.5	$34.4

Long-term debt (including current maturities):
Senior credit facility(2)	$95.7	$95.7
Mortgage and capital leases	11.6	11.6
Senior notes	150.0	150.0
Senior subordinated notes	215.0	215.0

Total long-term debt	472.3	472.3

Cumulative redeemable exchangeable preferred stock, $0.01 par value; 110,000 shares authorized, 100,000 shares issued and outstanding, actual; no shares authorized or issued and outstanding, as adjusted(3)	135.0	—
Stockholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized, 50,563,948 shares issued and outstanding, actual; 160,000,000 shares authorized, 59,955,124 shares issued and outstanding, as adjusted	0.5	0.6
Paid-in-capital	129.2	276.9
Retained earnings(1)	49.6	17.7
Accumulated other comprehensive income	1.2	1.2

Total stockholders’ equity	180.5	296.4

Total capitalization	$787.8	$768.7

(1)	We have declared a dividend totaling $25.0 million to our common stockholders of record immediately before the offering, which will be paid with cash on hand after completion of the offering and the redemption of our Series A preferred stock. We have also approved a discretionary payment to each of our employee and non-employee option holders immediately before the offering totaling $2.4 million, which will be made at the same time as the dividend payment. Also reflects payment of $8.6 million liquidation premium related to the redemption of our Series A preferred stock and related tax effects of ($4.1) million for all of these items.

(2)	The senior credit facility consists of a $75.0 million revolving credit facility and a $95.9 million term loan facility. As of March 31, 2006, no amounts had been drawn on the revolving credit facility. Total availability under the revolving credit facility was $65.1 million, after giving effect to $9.9 million of outstanding letters of credit.

(3)	We intend to use our net proceeds from the offering to redeem all of our outstanding preferred stock.

DILUTION
      At June 30, 2006, the net tangible book value of our common stock was approximately $(166.3) million, or approximately $(3.29) per share of our common stock. After giving effect to (1) the sale of shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses of this offering, and (2) the payment after the offering and the redemption of our Series A preferred stock (including the redemption premium of $8.6 million) to our common stockholders of record before the offering of a dividend totaling $25.0 million and discretionary payments to each of our employee and non-employee option holders immediately before the offering totaling $2.4 million, the as adjusted net tangible book value at June 30, 2006 attributable to common stockholders would have been approximately $(50.4) million, or approximately $(0.84) per share of our common stock. This represents a net increase in net tangible book value of $2.45 per existing share and an immediate dilution in net tangible book value of $17.84 per share to new stockholders. The following table illustrates this per share dilution to new stockholders:

Assumed initial public offering price per share		$17.00
Net tangible book value per share as of June 30, 2006	$(3.29)
Increase per share attributable to this offering	$2.45
As adjusted net tangible book value per share after this offering		$(0.84)
Dilution per share to new stockholders		$17.84
      A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would decrease (increase) our as adjusted tangible deficit by approximately $8.8 million, the as adjusted net tangible book deficit per share after this offering by approximately $0.15 per share, and the dilution per share to new stockholders in this offering by approximately $0.85, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
      The table below summarizes, as of June 30, 2006, the differences for (1) our existing stockholders, (2) selling stockholders, and (3) investors in this offering, with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid before deducting fees and expenses.

			Total Consideration

	Shares Issued				Average
			Amount		Price per
	Number	Percentage	(In thousands)	Percentage	Share

Existing stockholders	36,425,124	60.7%	$128,032	38.0%	$3.51
Selling stockholders	14,138,824	23.6%	49,697	14.7%	$3.51
New stockholders in this offering	9,391,176	15.7%	159,650	47.3%	$17.00

Total	59,955,124	100%	$337,379	100%	$5.63

      The foregoing discussion and tables assume no exercise of stock options to purchase 4,810,890 shares of our common stock subject to outstanding stock options with a weighted average exercise price of $3.64 per share as of June 30, 2006 and exclude 3,800,000 shares of our common stock available for future grant or issuance under our stock plans. To the extent that any options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
      The unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and for the six months ended June 30, 2006 give effect to this offering as if it had been consummated on January 1, 2005. The unaudited pro forma consolidated balance sheet as of June 30, 2006 gives effect to this offering as if it been consummated on such date. The unaudited pro forma consolidated financial statements give effect to: (1) the issuance of 9,391,176 shares of our common stock at an assumed offering price of $17.00 per share resulting in net proceeds of $147.8 million (after deducting estimated offering expenses of $11.8 million), (2) the redemption of our Series A preferred stock at a redemption price of $1,085.71, plus accumulated dividends, and (3) the payment after the completion of the offering and the redemption of our preferred stock of a $25.0 million dividend to our common stockholders and a $2.4 million discretionary payment at the same time to our employee and non-employee option holders, each to be funded with available cash on hand.
      The unaudited pro forma consolidated financial data do not purport to represent what our results of operations would have been if this offering had occurred as of the dates indicated, nor are they indicative of results for any future periods.
      The unaudited pro forma consolidated statements of operations do not present the effect of non-recurring charges resulting from the offering as a result of: (1) the redemption premium of $8.6 million related to the redemption of our Series A preferred stock and (2) discretionary payments after the offering and the preferred stock redemption to each of our employee and non-employee option holders immediately before the offering totaling $2.4 million.
      The unaudited pro forma consolidated financial data are presented for informational purposes only and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and accompanying notes included in the preliminary prospectus.

GNC CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2005

		Offering
	Historical	Adjustments		As Adjusted

Statement of Income Data	2005	2005		2005

	(In thousands, except share data)
Revenues	$1,317,708	$—		$1,317,708
Cost of sales, including costs of warehousing, distribution and occupancy	898,740	—		898,740

Gross profit	418,968	—		418,968
Compensation and related benefits	228,626	—		228,626
Advertising and promotion	44,661	—		44,661
Other selling, general and administrative	76,532	—		76,532
Other income	(3,055)	—		(3,055)

Operating income	72,204	—		72,204
Interest expense, net	43,078	—		43,078

Income before income taxes	29,126	—		29,126
Income tax expense	10,730	—		10,730

Net income	$18,396	$—		$18,396

Income per share — Basic and Diluted:
Net income	$18,396	$—		$18,396
Cumulative redeemable exchangeable preferred stock dividends and accretion	(14,381)	14,381	(1)	—

Net income available for common stockholders	$4,015	$14,381		$18,396

Earnings per share
Basic	$0.08			$0.31
Diluted	$0.08			$0.30
Weighted average shares
Basic	50,605,504	9,391,176	(2)	59,996,680
Diluted	51,594,602	9,391,176	(2)	60,985,778

(1)	Reflects the redemption of our Series A preferred stock from the proceeds of this offering.

(2)	Represents the issuance of our common stock in this offering.

GNC CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2006

		Offering
	Historical	Adjustments		As Adjusted

Statement of Income Data	2006	2006		2006

	(In thousands, except share data)
Revenues	$769,664	$—		$769,664
Cost of sales, including costs of warehousing, distribution and occupancy	510,200	—		510,200

Gross profit	259,464	—		259,464
Compensation and related benefits	126,469	—		126,469
Advertising and promotion	30,355	—		30,355
Other selling, general and administrative	44,561	—		44,561
Other income	(702)	—		(702)

Operating income	58,781	—		58,781
Interest expense, net	19,797	—		19,797

Income before income taxes	38,984	—		38,984
Income tax expense	14,463	—		14,463

Net income	$24,521	$—		$24,521

Income per share — Basic and Diluted:
Net income	$24,521	$—		$24,521
Cumulative redeemable exchangeable preferred stock dividends and accretion	(7,848)	7,848	(1)	—

Net income available for common stockholders	$16,673	$7,848		$24,521

Earnings per share
Basic	$0.33			$0.41
Diluted	$0.32			$0.40
Weighted average shares
Basic	50,485,347	9,391,176	(2)	59,876,523
Diluted	52,252,720	9,391,176	(2)	61,643,896

(1)	Reflects the redemption of our Series A preferred stock from the proceeds of this offering.

(2)	Represents issuance of our common stock associated with this offering.

GNC CORPORATION AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2006

		Offering
	Historical	Adjustments		As Adjusted

	(Unaudited)
	(In thousands, except share data)
Current assets:
Cash and cash equivalents	$57,478	$(23,089	) (1)	$34,389
Receivables, net of reserve of $6,249	84,973	—		84,973
Inventories, net	300,047	—		300,047
Deferred tax assets, net	13,862	—		13,862
Other current assets	30,096	—		30,096

Total current assets	486,456	(23,089)		463,367
Long-term assets:
Goodwill	80,977	—		80,977
Brands	212,000	—		212,000
Other intangible assets, net	25,260	—		25,260
Property, plant and equipment, net	172,276	—		172,276
Deferred financing fees, net	14,647	—		14,647
Deferred tax assets, net	45	—		45
Other long-term assets	7,395	—		7,395

Total long-term assets	512,600	—		512,600

Total assets	$999,056	$(23,089)		$975,967

Current liabilities:
Accounts payable, includes cash overdraft of $2,962	$90,068	$—		$90,068
Accrued payroll and related liabilities	25,202	—		25,202
Accrued income taxes	5,877	(4,070	) (5)	1,807
Accrued interest	7,844	—		7,844
Current portion, long-term debt	2,147	—		2,147
Other current liabilities	71,333	—		71,333

Total current liabilities	202,471	(4,070)		198,401
Long-term liabilities:
Long-term debt	470,192	—		470,192
Other long-term liabilities	10,952	—		10,952

Total long-term liabilities	481,144	—		481,144

Total liabilities	683,615	(4,070)		679,545
Cumulative redeemable exchangeable preferred stock, $0.01 par value, 110,000 shares authorized, 100,000 shares issued and outstanding (liquidation preference of $144,131), actual; no shares authorized or outstanding (liquidation preference of zero), as adjusted	134,963	(134,963	) (2)	—
Stockholders’ equity:
Common stock, $0.01 par value, 100,000,000 shares authorized, 50,563,948 shares issued and outstanding, actual; 160,000,000 shares authorized and 59,955,124 shares issued and outstanding as adjusted	506	94	(3)	600
Paid-in-capital	129,180	147,751	(3)	276,931
Retained earnings	49,612	(31,901	) (4)	17,711
Accumulated other comprehensive income	1,180	—		1,180

Total stockholders’ equity	180,478	115,944		296,422

Total liabilities and stockholders’ equity	$999,056	$(23,089)		$975,967

(1)	Reflects the following adjustments related to this offering:

Proceeds from this offering	$159,650
Less: estimated offering fees and expenses	(11,805)
Redemption of Series A preferred stock	(134,963)
Series A preferred stock liquidation premium	(8,571)
Discretionary payment for employee and non-employee option holders	(2,400)
Dividend	(25,000)

Total cash effect	$(23,089)

(2)	Reflects the redemption of our Series A preferred stock from the proceeds of this offering.

(3)	Reflects the sale by us of 9,391,176 shares of our common stock offered hereby at an assumed initial public offering price of $17.00 per share and the application of the estimated net proceeds to us from this offering, after deducting estimated offering expenses payable by us. See “Use of Proceeds” in the preliminary prospectus, “Dividend Policy,” and “Capitalization.”

(4)	Reflects payment of the liquidation premium related to the redemption of our Series A preferred stock and related tax effect, payment after completion of the offering and the Series A preferred stock redemption with cash on hand of a dividend totaling $25.0 million to our common stockholders of record before the offering, and discretionary payments at the same time to each of our employee and non-employee option holders immediately before the offering totaling $2.4 million and related tax effect. See “Use of Proceeds” in the preliminary prospectus, “Dividend Policy,” and “Capitalization.”

	Pre-tax Amount	Tax (i)	Net of Tax

	(In thousands)
Dividend	$(25,000)	$—	$(25,000)
Series A Preferred stock liquidation premium	(8,571)	3,180	(5,391)
Discretionary payment to employee and non-employee option holders	(2,400)	890	(1,510)

Totals	$(35,971)	$4,070	$(31,901)

(i)	Tax rate of 37.1%.

(5)	Reflects the payment of the liquidation premium on our Series A preferred stock and the discretionary payments to each of our employee and non-employee option holders and the related tax effects.

	Pre-tax Amount	Tax (i)

	(In thousands)
Series A Preferred stock liquidation premium	$(8,571)	$3,180
Discretionary payment to employee and non-employee option holders	(2,400)	890

	$(10,971)	$4,070

(i)	Tax rate of 37.1%.

SELECTED CONSOLIDATED FINANCIAL DATA
      The selected consolidated financial data presented below as of and for the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements and their notes not included in the preliminary prospectus. The selected consolidated financial data presented below for the period ended December 4, 2003, the 27 days ended December 31, 2003, and the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements and their notes included in the preliminary prospectus. The selected consolidated financial data as of and for the years ended December 31, 2001 and 2002 and the period from January 1, 2003 to December 4, 2003 represent the periods during which General Nutrition Companies, Inc. was owned by Numico.
      On December 5, 2003, Centers, our wholly owned subsidiary, acquired 100% of the outstanding equity interests of General Nutrition Companies, Inc. from Numico in a business combination accounted for under the purchase method of accounting. As a result, the financial data presented for 2003 include a predecessor period from January 1, 2003 through December 4, 2003 and a successor period from December 5, 2003 through December 31, 2003. The selected consolidated financial data presented below for (1) the period from January 1, 2003 to December 4, 2003 and as of December 4, 2003 and (2) the 27 days ended December 31, 2003 and as of December 31, 2003 are derived from our audited consolidated financial statements and their notes included in the preliminary prospectus. The selected consolidated financial data for the period from January 1, 2003 to December 4, 2003 represent the period in 2003 that General Nutrition Companies, Inc. was owned by Numico. The selected consolidated financial data for the 27 days ended December 31, 2003 represent the period of operations in 2003 after the Numico acquisition.
      As a result of the Numico acquisition, the consolidated statements of operations for the successor periods include the following: interest and amortization expense resulting from the senior credit facility and issuance of the senior subordinated notes and the senior notes; amortization of intangible assets related to the Numico acquisition; and management fees that did not exist prior to the Numico acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of the Numico acquisition became their new cost basis. Results of operations for the successor periods are affected by the new cost basis of these assets.
      The selected consolidated financial data presented below as of June 30, 2006 and for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements and their notes that are incorporated by reference in the preliminary prospectus. The selected consolidated financial data presented below as of March 31, 2006 and for the three months ended March 31, 2005 and March 31, 2006 are derived from our unaudited consolidated financial statements and their notes included in the preliminary prospectus, and the consolidated financial data as of March 31, 2005 and June 30, 2005 is derived from our unaudited consolidated financial statements and their notes not included in the preliminary prospectus, and include, in the opinion of management, all adjustments necessary for a fair statement of our financial position and operating results for those periods and as of those dates. Our results for interim periods are not necessarily indicative of our results for a full year’s operations.
      You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes included in the preliminary prospectus.

	Predecessor
				Successor
			Period from
			January 1,	27 Days			Three Months	Three Months	Six Months	Six Months
	Year Ended	Year Ended	2003 to	Ended	Year Ended	Year Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 4,	December 31,	December 31,	December 31,	March 31,	March 31,	June 30,	June 30,
	2001	2002	2003	2003	2004	2005	2005	2006	2005	2006

							(Unaudited)		(Unaudited)
	(Dollars in millions, except share data)
Statement of Income Data:
Revenues:
Retail	$1,123.1	$1,068.6	$993.3	$66.2	$1,001.8	$989.4	$255.2	$294.9	$505.5	$579.7
Franchising	273.1	256.1	241.3	14.2	226.5	212.8	52.6	60.3	110.4	119.6
Manufacturing/ Wholesale	112.9	100.3	105.6	8.9	116.4	115.5	28.6	31.7	53.9	70.4

Total revenue	1,509.1	1,425.0	1,340.2	89.3	1,344.7	1,317.7	336.4	386.9	669.8	769.7
Cost of sales, including costs of warehousing, distribution and occupancy	1,013.3	969.9	934.9	63.6	895.2	898.7	230.4	256.9	454.2	510.2

Gross profit	495.8	455.1	405.3	25.7	449.5	419.0	106.0	130.0	215.6	259.5
Compensation and related benefits	246.6	245.2	235.0	16.7	230.0	228.6	57.3	65.9	113.5	126.5
Advertising and promotion	41.9	52.1	38.4	0.5	44.0	44.7	14.6	15.8	28.1	30.3
Other selling, general and administrative	140.7	86.0	70.9	5.1	73.8	76.6	18.9	21.0	35.8	42.6
Other (income) expense(1)	(3.4)	(211.3)	(10.1)	—	1.0	(3.1)	(2.6)	(0.6)	(0.5)	1.3
Impairment of goodwill and intangible assets(2)	—	222.0	709.4	—	—	—	—	—	—	—

Operating income (loss)	70.0	61.1	(638.3)	3.4	100.7	72.2	17.8	27.9	38.7	58.8
Interest expense, net	140.0	136.3	121.1	2.8	34.5	43.1	13.5	9.7	23.3	19.8
Gain on sale of marketable securities	—	(5.0)	—	—	—	—	—	—	—	—

(Loss) income before income taxes	(70.0)	(70.2)	(759.4)	0.6	66.2	29.1	4.3	18.2	15.4	39.0
Income tax (benefit) expense	(14.1)	1.0	(174.5)	0.2	24.5	10.7	1.6	6.8	5.6	14.5

Net (loss) income before cumulative effect of accounting change	(55.9)	(71.2)	(584.9)	0.4	41.7	18.4	2.7	11.4	9.8	24.5
Loss from cumulative effect of accounting change, net of tax(3)	—	(889.7)	—	—	—	—	—	—	—	—

Net (loss) income	$(55.9)	$(960.9)	$(584.9)	$0.4	$41.7	$18.4	$2.7	$11.4	$9.8	$24.5

	Predecessor			Successor

			Period from
			January 1,	27 Days			Three Months	Three Months	Six Months	Six Months
	Year Ended	Year Ended	2003 to	Ended	Year Ended	Year Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 4,	December 31,	December 31,	December 31,	March 31,	March 31,	June 30,	June 30,
	2001	2002	2003	2003	2004	2005	2005	2006	2005	2006

							(Unaudited)		(Unaudited)
	(Dollars in millions, except share data)
Basic and Diluted (Loss) Income Per Share:
Net (loss) income	$(55.9)	$(960.9)	$(584.9)	$0.4	$41.7	$18.4	$2.7	$11.4	$9.8	$24.5
Cumulative redeemable exchangeable preferred stock dividends and accretion	—	—	—	(0.9)	(12.7)	(14.4)	(3.4)	(3.8)	(6.9)	(7.8)

Net (loss) income available to common shareholders	$(55.9)	$(960.9)	$(584.9)	$(0.5)	$29.0	$4.0	$(0.7)	$7.6	$2.9	$16.7

(Loss) earnings per share from continuing operations before cumulative effect of accounting change
Basic	$(558,590)	$(712,360)	$(5,849,210)	$(0.01)	$0.57	$0.08	$(0.01)	$0.15	$0.06	$0.33
Diluted	$(558,590)	$(712,360)	$(5,849,210)	$(0.01)	$0.57	$0.08	$(0.01)	$0.15	$0.06	$0.32
Loss per share from cumulative effect of accounting change
Basic	—	(8,896,210)	—	—	—	—	—	—	—	—
Diluted	—	(8,896,210)	—	—	—	—	—	—	—	—
Net (loss) earnings per share

Basic	$(558,590)	$(9,608,570)	$(5,849,210)	$(0.01)	$0.57	$0.08	$(0.01)	$0.15	$0.06	$0.33

Diluted	$(558,590)	$(9,608,570)	$(5,849,210)	$(0.01)	$0.57	$0.08	$(0.01)	$0.15	$0.06	$0.32

Weighted average number of shares outstanding:(4)
Basic	100	100	100	50,470,299	50,901,187	50,605,504	50,787,606	50,444,262	50,707,887	50,485,347
Diluted	100	100	100	50,470,299	50,901,187	51,594,602	50,787,606	51,216,749	51,587,027	52,252,720
Balance Sheet Data (at end of period):
Cash and cash equivalents	$16.3	$38.8	$9.4	$33.2	$85.2	$86.0	$77.8	$44.3	$54.9	$57.5
Working capital(5)	$140.8	$153.6	$96.2	$199.6	$282.1	$297.0	$263.9	$265.0	$278.1	$284.0
Total assets	$3,071.8	$1,878.3	$1,038.1	$1,024.9	$1,031.3	$1,023.8	$1,032.2	$1,022.2	$1,009.9	$999.1
Total current and non-current long-term debt	$1,883.8	$1,840.1	$1,747.4	$514.2	$510.4	$473.4	$474.9	$472.8	$474.4	$472.3
Cumulative redeemable exchangeable preferred stock	—	—	—	$100.5	$112.7	$127.1	$116.2	$131.0	$119.7	$135.0
Stockholders’ equity (deficit)	$469.0	$(493.8)	$(1,077.1)	$177.3	$208.3	$212.1	$206.9	$169.7	$210.2	$180.5

	Predecessor			Successor

			Period from
			January 1,	27 Days			Three Months	Three Months	Six Months	Six Months
	Year Ended	Year Ended	2003 to	Ended	Year Ended	Year Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 4,	December 31,	December 31,	December 31,	March 31,	March 31,	June 30,	June 30,
	2001	2002	2003	2003	2004	2005	2005	2006	2005	2006

							(Unaudited)		(Unaudited)
	(Dollars in millions, except share data)
Other Data:
Net cash provided by operating activities	$75.8	$111.0	$92.9	$4.7	$83.5	$64.2	$35.5	$12.5	$18.6	$33.9
Net cach used in investing activities	$(48.1)	$(44.5)	$(31.5)	$(740.0)	$(27.0)	$(21.5)	$(4.9)	$(3.8)	$(10.0)	$(9.7)
Net cash (used in) provided by financing activities	$(21.6)	$(44.3)	$(90.8)	$759.2	$(4.5)	$(41.7)	$(37.9)	$(50.4)	$(38.7)	$(52.6)
EBITDA(6)	$192.0	$(765.5)	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5	$59.0	$77.9
Capital expenditures(7)	$29.2	$51.9	$31.0	$1.8	$28.3	$20.8	$4.4	$3.7	$8.9	$9.4
Number of stores (at end of period):
Company-owned stores(8)	2,960	2,898	2,757	2,748	2,642	2,650	2,644	2,661	2,638	2,655
Franchised stores(8)	1,821	1,909	1,978	2,009	2,036	2,014	2,034	1,996	2,042	1,997
Store-within-a-store locations(8)	780	900	988	988	1,027	1,149	1,043	1,160	1,067	1,183
Same store sales growth:(9)
Domestic Company-owned	1.7%	(6.6)%	(0.4)%	—	(4.1)%	(1.5)%	(7.8)%	14.5%	(6.5)%	13.0%
Domestic franchised	2.2%	(3.7)%	(0.6)%	—	(5.5)%	(5.4)%	(9.0)%	6.8%	(7.3)%	6.4%

(1)	Other (income) expense includes foreign currency (gain) loss for all of the periods presented. Other (income) expense for the year ended December 31, 2005, the three months ended March 31, 2005 and the six months ended June 30, 2005 included $2.5 million transaction fee income related to the transfer of our GNC Australian franchise rights to an existing franchisee. Other (income) expense for the year ended December 31, 2004, included a $1.3 million charge for costs related to the preparation of a registration statement for an offering of our common stock to the public. As that offering was not completed, these costs were expensed. Other (income) expense for the years ended December 31, 2001 and 2002, and the period ended December 4, 2003 includes $3.6 million, $214.4 million, and $7.2 million, respectively, received from legal settlement proceeds that we collected from a raw material pricing settlement.

(2)	On January 1, 2002, we adopted SFAS No. 142, which requires that goodwill and other intangible assets with indefinite lives no longer be subject to amortization, but instead are to be tested at least annually for impairment. For the periods ended December 31, 2002 and December 4, 2003, we recognized impairment charges of $222.0 million (pre-tax) and $709.4 million (pre-tax), respectively, for goodwill and other intangibles as a result of decreases in expectations regarding growth and profitability; additionally in 2003, the impairment resulted from increased competition from the mass market, negative publicity by the media on certain supplements, and increasing pressure from the FDA on the industry as a whole, each of which were identified in connection with a valuation related to the Numico acquisition.

(3)	Upon adoption of SFAS No. 142, we recorded a one-time impairment charge in the first quarter of 2002 of $889.7 million, net of tax, to reduce the carrying amount of goodwill and other intangibles to their implied fair value.

(4)	As a result of the acquisition on December 5, 2003, the predecessor information is not comparable to the successor information.

(5)	Working capital represents current assets less current liabilities.

(6)	We define EBITDA as net income (loss) before interest expense (net), income tax (benefit) expense, depreciation, and amortization. Management uses EBITDA as a tool to measure operating performance of our business. We use EBITDA as one criterion for evaluating our performance relative to our competitors and also as a measurement for the calculation of management incentive compensation. Although we primarily view EBITDA as an operating performance measure, we also consider it to be a useful analytical tool for measuring our liquidity, our leverage capacity, and our ability to service our debt and generate cash for other purposes. We also use EBITDA to determine our compliance with certain covenants in Centers’ senior credit facility and indentures governing the senior notes and senior subordinated notes. For further information regarding the Company’s use of EBITDA to determine compliance with certain financial covenants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in the preliminary prospectus. The reconciliation of EBITDA as presented below is different than that used for purposes of the covenants under the indentures governing the senior notes and senior subordinated notes. Historically, we have highlighted our use of EBITDA as a liquidity measure and for related purposes, because of our focus on the holders of Centers’ debt. At the same time, however, management has also internally used EBITDA as a performance measure. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income, or any other performance measures derived in accordance with GAAP, or as an alternative to GAAP cash flow from operating activities, as a measure of our profitability or liquidity. Some of the limitations of EBITDA are as follows:

•	EBITDA does not reflect interest expense or the cash requirement necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	although EBITDA is frequently used by securities analysts, lenders, and others in their evaluation of companies, our calculation of EBITDA may differ from other similarly titled measures of other companies, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated financial statements included in this prospectus. The following table reconciles EBITDA to net (loss) income as determined in accordance with GAAP for the periods indicated:

	Predecessor
				Successor
			Period from
			January 1,	27 Days			Three Months	Three Months	Six Months	Six Months
	Year Ended	Year Ended	2003 to	Ended	Year Ended	Year Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 4,	December 31,	December 31,	December 31,	March 31,	March 31,	June 30,	June 30,
	2001	2002	2003	2003	2004	2005	2005	2006	2005	2006

							(Unaudited)		(Unaudited)
	(Dollars in millions)
Net (loss) income	$(55.9)	$(960.9)	$(584.9)	$0.4	$41.7	$18.4	$2.7	$11.4	$9.8	$24.5
Interest expense, net	140.0	136.3	121.1	2.8	34.5	43.1	13.5	9.7	23.3	19.8
Income tax (benefit) expense	(14.1)	1.0	(174.5)	0.2	24.5	10.7	1.6	6.8	5.6	14.5
Depreciation and amortization	122.0	58.1	59.1	2.3	38.8	41.0	10.1	9.6	20.3	19.1

EBITDA(a)	$192.0	$(765.5)	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5	$59.0	$77.9

The following table reconciles net cash provided by operating activities as determined in accordance with GAAP to EBITDA for the periods indicated:

	Predecessor			Successor

			Period from
			January 1,	27 Days			Three Months	Three Months	Six Months	Six Months
	Year Ended	Year Ended	2003 to	Ended	Year Ended	Year Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 4,	December 31,	December 31,	December 31,	March 31	March 31,	June 30,	June 30,
	2001	2002	2003	2003	2004	2005	2005	2006	2005	2006

							(Unaudited)		(Unaudited)
	(Dollars in millions)
Net cash provided by operating activities	$75.8	$111.0	$92.9	$4.7	$83.5	$64.2	$35.5	$12.5	$18.6	$33.9
Cash paid for interest (excluding deferred financing fees)	145.6	138.0	122.5	0.7	32.7	32.7	2.2	8.6	13.2	20.1
Cash paid for taxes	15.2	30.7	2.5	—	5.1	2.9	0.3	0.2	2.7	10.9
Increase (decrease) in accounts receivable	1.1	127.3	(59.9)	(2.9)	(5.3)	4.4	0.3	7.4	4.0	16.2
(Decrease) increase in inventory	(71.5)	(22.2)	(29.0)	(3.8)	15.1	23.9	20.9	41.3	30.5	0.6
Decrease (increase) in accounts payable	48.2	(18.8)	3.3	5.3	(3.9)	2.9	(26.2)	(25.8)	1.3	12.5
(Decrease) increase in other assets	(6.9)	(17.2)	4.1	9.7	(16.6)	(12.1)	(6.7)	(2.4)	(12.8)	(4.2)
(Increase) decrease in other liabilities	(15.5)	(7.7)	(6.2)	(8.0)	28.9	(5.7)	1.6	(4.3)	1.5	(12.1)
Loss from cumulative effect of accounting change, net of tax	—	(889.7)	—	—	—	—	—	—	—	—
Impairment of goodwill and intangible assets	—	(222.0)	(709.4)	—	—	—	—	—	—	—
Gain on sale of marketable securities	—	5.1	—	—	—	—	—	—	—	—

EBITDA(a)	$192.0	$(765.5)	$(579.2)	$5.7	$139.5	$113.2	$27.9	$37.5	$59.0	$77.9

(a)	For each of the years ended December 31, 2004 and 2005, EBITDA included an annual management fee paid to Apollo Management V of $1.5 million, which will not be payable subsequent to this offering. For the three months ended March 31, 2006, EBITDA included a $4.8 million discretionary payment to our stock option holders, which was made in conjunction with the restricted payments made to our common stockholders in March 2006, and was recommended to and approved by our board of directors. For the three months ended March 31, 2005 and March 31, 2006, EBITDA included a management fee paid to Apollo Management V of $0.4 million. For the six months ended June 30, 2006, EBITDA included a $4.8 million discretionary payment to our stock option holders, which was made in conjunction with the restricted payments made to our common stockholders in March 2006 and was recommended to and approved by our board of directors. For the six months ended June 30, 2005 and June 30, 2006, EBITDA included a management fee paid to Apollo Management V of $0.8 million.

(7)	Capital expenditures for 2002 included approximately $13.9 million incurred in connection with our store reset and upgrade program. For the full year ended December 31, 2003, capital expenditures were $32.8 million.

(8)	The following table summarizes our locations for the periods indicated:

	Predecessor			Successor

			Period from
			January 1	27 Days			Three Months	Three Months	Six Months	Six Months
			2003 to	Ended	Year Ended	Year Ended	Ended	Ended	Ended	Ended
			December 4,	December 31,	December 31,	December 31,	March 31,	March 31,	June 30,	June 30,
	2001	2002	2003	2003	2004	2005	2005	2006	2005	2006

							(Unaudited)		(Unaudited)
Company-owned Stores
Beginning of period	2,842	2,960	2,898	2,757	2,748	2,642	2,642	2,650	2,642	2,650
Store openings(a)	220	117	80	4	82	137	32	40	52	61
Store closings	(102)	(179)	(221)	(13)	(188)	(129)	(30)	(29)	(56)	(56)

End of period	2,960	2,898	2,757	2,748	2,642	2,650	2,644	2,661	2,638	2,655

Franchised Stores
Domestic
Beginning of period	1,396	1,364	1,352	1,352	1,355	1,290	1,290	1,156	1,290	1,156
Store openings	137	82	98	5	31	17	3	2	8	2
Store closings	(169)	(94)	(98)	(2)	(96)	(151)	(32)	(35)	(57)	(60)

End of period	1,364	1,352	1,352	1,355	1,290	1,156	1,261	1,123	1,241	1,098

International
Beginning of period	322	457	557	626	654	746	746	858	746	858
Store openings	154	100	88	28	115	132	34	48	69	82
Store closings	(19)	—	(19)	—	(23)	(20)	(7)	(33)	(14)	(41)

End of period	457	557	626	654	746	858	773	873	801	899

Store-within-a-Store Locations
Beginning of period	544	780	900	988	988	1,027	1,027	1,149	1,027	1,149
Location openings	237	131	93	—	44	130	17	11	41	34
Location closings	(1)	(11)	(5)	—	(5)	(8)	(1)	—	(1)	—

End of period	780	900	988	988	1,027	1,149	1,043	1,160	1,067	1,183

Total locations	5,561	5,707	5,723	5,745	5,705	5,813	5,721	5,817	5,747	5,835

(a)	Includes re-acquired franchised stores.

(9)	Same store sales growth reflects the percentage change in same store sales in the period presented compared to the prior year period. Same store sales are calculated on a daily basis for each store and exclude the net sales of a store for any period if the store was not open during the same period of the prior year. Beginning in the first quarter of 2006, we also included our internet sales, as generated through www.gnc.com and drugstore.com, in our domestic company-owned same store sales calculation. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall or shopping center, the store continues to be treated as a same store. If, during the period presented, a store was closed, relocated to a different mall or shopping center, or converted to a franchised store or a company-owned store, sales from that store up to and including the closing day or the day immediately preceding the relocation or conversion are included as same store sales as long as the store was open during the same period of the prior year. We exclude from the calculation sales during the period presented from the date of relocation to a different mall or shopping center and from the date of a conversion. In the second quarter of 2006, we modified the calculation method for domestic franchised same store sales consistent with this description, which has been the method historically used for domestic company-owned same store sales. Prior to the second quarter of 2006, we had included in domestic franchised same store sales the sales from franchised stores after relocation to a different mall or shopping center and from former company-owned stores after conversion to franchised stores. The franchised same store sales growth percentages for all prior periods have been adjusted to be consistent with the modified calculation method.

Option Grants During 2005 Fiscal Year
      The following table sets forth the options granted during 2005 to the named executive officers under our 2003 Omnibus Stock Incentive Plan. We did not grant any stock appreciation rights during 2005. Except as noted, all options granted were non-qualified options.

							Potential Realizable
							Value at Assumed Annual
					Potential Realizable		Rates of Stock
Individual Grants					Value at Assumed Annual		Price Appreciation for
					Rates of Stock Price		Option Term
	Number of	Percent of			Appreciation for Option		Based upon Assumed
	Securities	Total Options			Term at		Initial Public
	Underlying	Granted to	Exercise or		Exercise Price(3)		Offering Price(4)
	Options	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year(1)	($/Share)(2)	Date	5%($)	10%($)	5%($)	10%($)

Robert J. DiNicola(5)	256,049	12%	$3.52	12/15/2012	$366,917	$855,072	$5,223,581	$7,581,148
Joseph Fortunato(6)	85,350	8%	$3.52	6/22/2012	$122,306	$285,025	$1,741,200	$2,527,059
	93,316			11/21/2012	$133,721	$311,627	$1,903,712	$2,762,918
Robert Homler	170,700	19%	$3.52	3/16/2012	$244,612	$570,050	$3,482,401	$5,054,118
	256,050			12/15/2012	$366,918	$855,075	$5,223,601	$7,581,177
Curtis J. Larrimer	79,955	4%	$3.52	3/16/2012	$114,575	$267,008	$1,631,139	$2,367,323
Michael Locke	1,194	*	$3.52	12/15/2012	$1,711	$3,987	$24,358	$35,352
Susan Trimbo	3,140	*	$3.52	12/15/2012	$4,500	$10,486	$64,058	$92,970
Bruce E. Barkus(7)	682,800	31%	$3.52	6/1/2012	$978,448	$2,280,200	$13,929,603	$20,216,473

*	Less than 1%.

(1)	Based on 2,177,247 options granted to employees and non-employee directors in 2005 under our 2003 Omnibus Stock Incentive Plan.

(2)	In determining option exercise prices, our board of directors uses a valuation methodology in which the fair market value of our common stock is based on our business enterprise value pursuant to impairment testing conducted in accordance with SFAS No. 142. The business enterprise value is adjusted to reflect our estimated excess cash and the fair market value of our debt and discounted to reflect the lack of control and marketability associated with our common stock. The determination of these discounts is based on the current and anticipated facts and circumstances affecting our business and our common stock.

(3)	In accordance with SEC rules, these columns show gain that could accrue for the listed options, assuming that the market price per share of our common stock appreciates from the date of grant over a period of seven years at an assumed annual rate of 5% and 10%. Our actual stock price appreciation over the seven-year option term will likely differ from these assumed rates. If the stock price does not increase above the exercise price at the time of exercise, the realized value from these options will be zero.

(4)	Given the substantial disparity between the exercise price of the listed options and the assumed initial public offering price of $17.00 per share, these columns show gain that would accrue assuming (a) the assumed initial public offering price as the market price on the date of grant and (b) that the market price appreciates from the date of grant over the seven-year option term. Our actual stock price appreciation over the seven-year option term will likely differ from these assumed rates.

(5)	Of the listed options, 28,450 were granted as incentive stock options.

(6)	Of the listed options, 93,316 were granted as incentive stock options.

(7)	The listed options were granted as incentive stock options. The listed options terminated on November 10, 2005, upon Mr. Barkus’s termination of employment with GNC.

Option/ SAR Exercises During 2005 Fiscal Year and Fiscal Year End Option/ SAR Values
      The following table provides information related to options exercised by the named executive officers and the number and value of options held at fiscal year end.

Aggregated GNC Option Exercises in Last Fiscal Year and Fiscal Year-End GNC Option Values

Number of
			Securities		Value of Unexercised
			Underlying	Value of Unexercised	In-the-Money
			Unexercised	In-the-Money	Options/SARs at Fiscal
			Options/SARs at	Options/SARs at Fiscal	Year-End at Assumed
			Fiscal Year-End	Year-End at Then Fair	Initial Public Offering
			(#)	Market Value ($)	Price ($)
Shares
	Acquired on	Value	Exercisable/	Exercisable/	Exercisable/
Name	Exercise (#)	Realized($)	Unexercisable(1)	Unexercisable(2)	Unexercisable(3)

Robert J. DiNicola	—	—	725,475/128,024	$1,603,300/$282,933	$9,779,403/$1,725,764
Joseph Fortunato	—	—	252,066/430,733	$557,066/$951,257	$3,397,850/$5,806,281
Robert Homler	—	—	—/426,750	—/$943,118	$—/$5,752,590
Curtis J. Larrimer	—	—	45,372/125,327	$100,272/$276,973	$611,615/$1,689,408
Michael Locke	—	—	37,810/39,004	$83,560/$86,199	$509,679/$525,774
Susan Trimbo	—	—	45,372/48,512	$100,272/$107,212	$611,615/$653,942
Bruce E. Barkus	—	—	—/—	—/—	—/—

(1)	Represents options granted pursuant to our 2003 Omnibus Stock Incentive Plan.

(2)	Based upon the fair market value of our common stock as of December 31, 2005, as determined by GNC in February 2006, $5.73, less the aggregate exercise price per share. See note (2) to the option grant table in “Option Grants During 2005 Fiscal Year.”

(3)	Given the substantial disparity between the fair market value per share as of December 31, 2005 and the assumed initial public offering price of $17.00 per share, these columns show the value of unexercised in-the-money stock options at December 31, 2005 based upon the assumed initial public offering price.